

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Jordan Starkman
President
Health Advance Inc.
3651 Lindell Road, Suite #D155
Las Vegas, NV 89103

> **Re: Health Advance Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-177122**

Dear Mr. Starkman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 in our letter dated October 24, 2011. Securities Act Rule 503 does not provide an exemption to the filing of a Form D because the purchasers in the offering are not U.S. citizens. Accordingly, please file a Form D for the offering completed in June 2011 pursuant to Securities Act Rule 506.

2. We note your response to comment 4 in our letter dated October 24, 2011. However, you have not revised the disclosure noted below, as requested. Please revise.

   - Statement that you are "known for…" under "Description of Business—General" on page 10.

- Statements under "Strategy" on page 11 regarding "strengthening the Company's position as a leading home health care provider" and "Strengthening Health Advance's Leadership Position in the Health Care Industry."

Table of Contents

3. We note your response to comment 6 in our letter dated October 24, 2011 and resissue this comment in part. Please revise to show the page number of the various sections or subdivisions of the prospectus. By way of example only, we note that you have not listed in your table of contents the subsections "Market for Common Equity and Related Stockholder Matters," "Changes In and Disagreements with Accountants on Accounting and Financial Disclosure," "Directors, Executive Officers, Promoters and Control Persons," and "Transactions with Related Persons, Promoters and Certain Control Persons." See Item 502(a) of Regulation S-K.

Risk Factors, page 3

4. If true, please revise the first risk factor, second sentence to delete the reference to "limited revenue" and to instead disclose that you have generated no revenue to date.

Selling Shareholders, page 7

5. Please revise the amounts in the first paragraph to reflect the resale of 228,360 shares.

6. We note your response to comment 12 in our letter dated October 24, 2011. Please disclose the natural persons who have sole or shared voting or investment power for Anslow & Jaclin, LP. For guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Description of Securities to be Registered, page 8

Common Stock, page 8

7. We note the revisions in response to comment 15 in our letter dated October 24, 2011. Please delete the first sentence of the second paragraph on page 9 and revise the second sentence to delete the reference to "this private placement."

Information with Respect to the Registrant, page 10

8. We note your response to comment 16 in our letter dated October 24, 2011. However, there remain several statistics to which you do not cite a source, including without limitation the ones noted below. Please revise.

- The statement in the third bullet on page 12 regarding the increase in research and development spending over the past five years by U.S. pharmaceutical companies.

- The statement in the fourth bullet on page 12 regarding the percentage of the Canadian drug retailing and home healthcare industry represented by independent operators and chain locations.

- The statement at the bottom of page 14 regarding the number of adult incontinence products sold and the growth prospectus of such products.

Market for Common Equity and Related Stockholder Matters, page 21

Rule 144 Shares, page 21

9. We note your response to comment 20 in our letter dated October 24, 2011. The disclosure does not reflect the fact that you have reduced the amount registered for resale to 228,360 shares. Additionally, because the disclosure is under the heading "Rule 144 Shares," the disclosure implies that the shares held by the purchasers in the Regulation D offering and by the persons who provided you with services will be available for resale under Securities Act Rule 144, rather than pursuant to the registration statement. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

10. We note that you plan to generate $500,000 in net revenue during your fiscal year ended July 31, 2012. Please revise your plan of operations to quantify the amount of revenue generated in fiscal 2012 as of the most recent practicable date and to better explain your plan for generating $500,000 in net revenue by July 31, 2012. If you have not yet generated any revenue or have only generated a small portion of the anticipated $500,000, please provide a more detailed explanation of the specific steps you expect to take to generate this revenue and the expected timing of each significant step. You should also explain in more detail your activities thus far in fiscal 2012 to secure customers for your products and any changes to your approach to attract customers that you expect to make during the next seven months. If the amount of revenue you expect to generate in fiscal 2012 will vary depending on whether you are able to complete the financing discussed at the bottom of page 22, please revise your disclosures to clearly indicate the amount of revenue you could generate without this financing and to better explain how your expectations for revenues could vary depending on the timing and amount of this financing.

Security Ownership of Certain Beneficial Owners and Management, page 25

11. We note your response to comment 27 in our letter dated October 24, 2011. However, you have not revised the table, as requested, to show Mr. Starkman as the beneficial of 1,401,000 shares, including a footnote designating how such shares are beneficially held by Mr. Starkman. Please revise.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

12. We note your disclosure in the second paragraph regarding the $1,400 per month in rent and other overhead expenses you pay to Mr. Starkman, or nearly $17,000 per year before any other expenses. To the extent you expect to continue to pay this amount to Mr. Starkman, please revise your minimum annual expenses of $15,000 for the year ending July 31, 2012 in the paragraph preceding the table on page 22 and, to the extent necessary, your estimated monthly expenses of $1,500 in the first paragraph under the heading "Item 11. Information with Respect to the Registrant" on page 10 or explain to us why it is not appropriate to do so.

Financial Statements, page F-1

13. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Statements of Operations and Comprehensive Income, page F-3

14. It appears that your "loss per weighted number of shares outstanding – basic and diluted" should be ($0.04) rather than ($0.054). Please revise.

Statement of Stockholders' Equity, page F-4

15. We have reviewed your revisions in response to comment 32 in our letter dated October 24, 2011; however, it appears that the dollar amount reflected in your common stock account for the issuance of common stock for cash should be $92 rather than $920. Please revise.

Signatures, page II-6

16. The name of the person signing in the capacity as your director, principal executive officer, principal financial officer and principal accounting officer does not match the signatory. Please revise.

17. Please also include the signature of Mr. Pascazi. See page 7 of Form S-1, Instruction 1 to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin
        Anslow & Jaclin, LP